               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*


                   Local Financial Corporation
___________________________________________________________________
                        (Name of Issuer)


                          Common Stock
___________________________________________________________________
                 (Title of Class of Securities)


                       539553305/539553206
___________________________________________________________________
                         (CUSIP Number)


                          John M. Stein
                         507 Carew Tower
                         441 Vine Street
                     Cincinnati, Ohio  45202
                         (513) 241-6166
___________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        October 19, 1998
___________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 6 Pages
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CUSIP No. 539553305/539553206      13D                2 of 6 pages

___________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos.
     of Above Persons

                       Financial Stocks, Inc.
                       85-0366665
___________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) [ ]
     (b) [X]

___________________________________________________________________
3)   SEC Use Only

___________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC
___________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

                              Ohio
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power         1,642,300 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power          15,000 |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power    1,642,300 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power     15,000 |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,657,300
___________________________________________________________________
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

___________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              8.07%
___________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               IA
Item 1.   Security and Issuer
          ___________________

          This statement relates to the Common Stock ("Common
Stock"), of Local Financial Corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               Local Financial Corporation
               3601 N.W. 63rd Street
               Oklahoma City, Oklahoma 73116


Item 2.   Identity and Background
          _______________________

          The person filing this statement is Financial Stocks, Inc., an Ohio corporation ("FSI"). FSI's business address is 507
Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

          The executive officers and directors of FSI and their principal occupations are set forth below.

Name                Title               Principal Occupation
____                _____               ____________________

Steven N. Stein     Director, Chairman, President of Belvedere
                    Chief Executive     Corporation, a real
                    Officer and         estate development and
                    Secretary           management company

John M. Stein       Director,           President and Portfolio
                    President, Chief    Manager of FSI
                    Operating Officer,
                    Treasurer and
                    Portfolio Manager

Alexander D. Warm   Director            Vice Chairman of
                                        Belvedere Corporation,
                                        Chairman of Warm Bros.
                                        Construction Company

Stanley L. Vigran   Director            Private investor

All of such persons are citizens of the United States. The address of all such persons is c/o FSI at the address set forth above. During the last five years none of such persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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          FSI is a registered investment advisor and acts as
general partner of Financial Stocks Limited Partnership ("FSLP"), Financial Stocks Private Equity Fund 1998 L.P. ("1998 Fund") and Vine Street Exchange Fund, L.P. ("Vine Street") and as an investment advisor for Rising Stars Offshore Fund L.P. ("Rising Stars").


Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          The source of funds used by FSI to purchase Common Stock for FSLP, 1998 Fund, Vine Street and Rising Stars is their respective working capital.


Item 4.   Purpose of Transaction.
          ______________________

          The purpose of the acquisition of the Common Stock is investment. FSI may acquire additional shares of Common Stock or dispose of shares if it deems such transaction to be financially advantageous. FSI also reserves the right to change such intent if circumstances change. FSI currently has no plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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          (h)  Causing a class of securities of the Issuer to be
               delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          The following table sets forth information with respect to the shares of Common Stock of which FSI has or shares beneficial ownership:
                                                  Percent of
Record Owner             Number of Shares         Outstanding
____________             ________________         ___________

FSLP                        285,000 (1)               1.4
1998 Fund                 1,057,300 (1)               5.1
Rising Stars                 15,000 (2)                .1
Vine Street                 300,000 (1)               1.5

(1) As general partner of FSLP, 1998 Fund, and Vine Street, FSI has sole voting power and dispositive power with respect to these shares.

(2) As an investment advisor to Rising Stars, FSI shares voting power and dispositive power with respect to these shares.

          The following table sets forth information with respect to all transactions with respect to the Common Stock in which FSI has engaged in the last 60 days. All of such shares were purchased for the account of 1998 Fund.

Date                Shares Purchased         Price Per Share
____                ________________         _______________

10/6/98                  300,000               $8.3125
10/19/98                 757,300                8.375


All of such shares of Common Stock were acquired in privately negotiated transactions.

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Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of Issuer.
          __________________________________________________

                              None

Item 7.   Material to be Filed as Exhibits.
          ________________________________

                              None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              FINANCIAL STOCKS, INC.


October 21, 1998              By:    /s/ John Stein
________________                  --------------------------
    Date                          John Stein, President